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File No. 039517-0008

Ms. Brigitte Lippmann

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Rentech, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 4, 2006
File No. 0-19260

Dear Ms. Lippmann:

On behalf of Rentech, Inc. (the “Company”), we are supplementally providing to you the Company’s responses to the comments in Jennifer Hardy’s letter of January 27, 2006 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The Company concurrently is filing Amendment No. 1 to the Preliminary Proxy Statement (the ”Amendment”), which incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the letter in the order presented.

General

1.	Please note that the proxy statement was filed under the EDGAR form PRE 14A instead of PREM 14A. Because the proxy statement relates to a business combination, the code PREM 14A should be used.

Response:

The Company acknowledges the Staff’s comment, and undertakes to use the correct code in subsequent filings of amendments to the Preliminary Proxy Statement. The Company has filed the Amendment under such code. A wire transfer in the amount of $16,112, in payment of the filing fee for the filing of the Preliminary Proxy Statement, has been transmitted by the Company to the Securities and Exchange Commission’s (the “Commission”) account at Mellon Bank.

February 3, 2006

2.	Please disclose whether or not you received any report or appraisal regarding the purchase of Royster. If so, please provide the information required by Item 14(b)(6) of Schedule 14A.

Response:

On behalf of the Company, we hereby advise the Staff that the Company did not receive any report or appraisal from an outside party it believes to be material to its investment decision to purchase the capital stock of Royster-Clark Nitrogen, Inc. (“RCN”). The Company has informed us that it received an appraisal of the land, machinery and equipment of RCN as of September 8, 2004, but this appraisal was not updated in connection with the Company’s entry into its pending purchase of RCN. In response to the Staff’s comment, the Company has revised the section of the Amendment captioned, “Purchase of Royster-Clark Nitrogen, Inc. (Proxy Item 2)—The Stock Purchase Agreement” to include a new section captioned “—Opinions, Reports or Appraisals,” which includes disclosure that the Company did not receive any opinion, appraisal or report from an outside party regarding the purchase of RCN that it believes to be material to its decision to purchase the capital stock of RCN. The Company has also deleted the reference to the September 2004 appraisal in Note 1(g) to the Unaudited Condensed Consolidated Pro Forma Combined Financial Statements in Annex C to the Amendment.

3.	Please provide the information required by Items 1004(a)(2)(vii) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the section of the Amendment captioned, “Purchase of Royster-Clark Nitrogen, Inc. (Proxy Item 2)—The Stock Purchase Agreement” to include a new section captioned “—Material Federal Income Tax Consequences,” which discloses that, based on the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect, neither the Company nor any of its shareholders will recognize any gain or loss for United States federal income tax purposes in the purchase of the shares of RCN’s capital stock.

Summary

4.	When you discuss the acquisition consideration, please disclose the amount of net working capital based upon a recent practicable date and clarify that it is based upon Royster’s net working capital.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the sections of the Amendment captioned, “Summary—Purchase or Royster-Clark Nitrogen, Inc.” and “Purchase of Royster-Clark Nitrogen, Inc. (Proxy Item 2)—The Stock Purchase Agreement” to disclose that, as of 2/2/06, our estimate of what RCN’s net working capital will be is approximately $30 million at closing. The Amendment also clarifies that the acquisition consideration is based on RCN’s net working capital.

February 3, 2006

5.	Please describe in greater detail the source of funds for the consideration. For example, discuss that you currently have commitments for $35 million for the financing.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the section of the Amendment captioned, “Summary—Purchase or Royster-Clark Nitrogen, Inc.” to disclose that the Company currently has a commitment for $35 million of debt financing to finance a portion of the purchase price for RCN and intends to raise the remaining portion of the purchase price and net working capital for RCN through a combination of debentures, cash on hand, additional equity issuance(s), and a working capital facility that has not yet been obtained. In addition, the Company has added a sources and uses of funds table for the acquisition consideration in the new section of the Amendment captioned, “Purchase of Royster-Clark Nitrogen, Inc. (Proxy Item 2)—Sources and Uses of Funds.”

Background of the Stock Purchase, page 21

6.	Please disclose why you selected Royster to acquire, whether you considered other companies and which party made initial contact regarding the proposed transaction.

Response:

In response to the Staff’s comment, the Company has revised the section of the Amendment captioned, “Purchase of Royster-Clark Nitrogen, Inc. (Proxy Item 2)—Background of the Stock Purchase” to include disclosure to the effect that the Company selected RCN because it believes RCN is the ideal vehicle available on reasonable terms with which to execute the Company’s business strategy, as the fertilizer plant RCN owns in East Dubuque, Illinois has the best location and infrastructure of the facilities the Company considered. In addition, the Company has disclosed in the same section that it considered other facilities before pursuing RCN and initiated contact with Royster-Clark, Inc. (“Royster”) regarding the proposed transaction in December 2002.

7.	In the third paragraph, please disclose who you granted the stock options to.

Response:

In response to the Staff’s comment, the Company has revised the section of the Amendment captioned, “Purchase of Royster-Clark Nitrogen, Inc. (Proxy Item 2)—Background of the Stock Purchase” to disclose that the Company granted both of the options to Royster.

8.	Please tell us with a view towards disclosure of the basis for the different exercise prices upon which you granted the options in August 2004.

Response:

On behalf of the Company, we hereby advise the Staff that the options granted to Royster and referenced in the response to Question 7 above have different exercise prices because each

February 3, 2006

option was granted at the closing market price of the Company’s common stock on the date of grant and each option was granted on a different date. The option to purchase up to 250,000 shares of the Company’s common stock at an exercise price of $0.94 per share was granted on July 29, 2004 and the option to purchase up to 250,000 shares of the Company’s common stock at an exercise price of $1.50 per share was granted on December 9, 2004. In response to the Staff’s comment, the Company has clarified the grant dates of the options and the basis for the different exercise prices in the section of the Amendment captioned, “Purchase of Royster-Clark Nitrogen, Inc. (Proxy Item 2)—Background of the Stock Purchase.”

9.	Please disclose any issues that led to the initial expiration of the stock purchase agreement in March 2005.

Response:

In response to the Staff’s comment, the Company has disclosed in the section of the Amendment captioned, “Purchase of Royster-Clark Nitrogen, Inc. (Proxy Item 2)—Background of the Stock Purchase” that it confronted difficulties in obtaining financing for the purchase price for RCN, which contributed in significant part to the initial expiration of the stock purchase agreement in March 2005, and that since the expiration of such stock purchase agreement the financing markets for alternative fuels projects have improved.

Cautionary Statement Concerning Representations . . . , page 23

10.	Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a stock purchase agreement. Please revise your disclosure accordingly.

Response:

In response to the Staff’s comment, the Company has revised the section of the Amendment captioned, “Purchase of Royster-Clark Nitrogen, Inc. (Proxy Item 2)—The Stock Purchase Agreement—Cautionary Statement Concerning Representations and Warranties Contained in the Stock Purchase Agreement” to delete the statement “You should not rely upon the representations and warranties in the Stock Purchase Agreement or descriptions of such representations and warranties in this proxy statement as statements of factual information about RCN, Rentech, Rentech Development or Royster.” Please note that the Company has deleted the paragraph in which the foregoing statement was included and has replaced it with the following:

“This description of the representations and warranties has been included in this proxy statement to provide investors with information regarding the terms of the Stock Purchase Agreement. The assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Stock Purchase Agreement (although any specific facts that contradict the representations and warranties in the Stock Purchase Agreement in any material respect have been disclosed in this proxy statement). The disclosure schedules contain information

February 3, 2006

that modifies, qualifies and creates exceptions to the representations and warranties. Moreover, certain representations and warranties may not be complete or accurate as of a particular date because they are subject to a contractual standard of materiality that is different from those generally applicable to shareholders and/or were used for the purpose of allocating risk among the parties rather than establishing certain matters as facts. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.”

11.	We note your statement “the representations and warranties are summarized in this proxy statement solely to provide information regarding the terms conditions of Stock Purchase Agreement and not to provide you with any other information regarding RCN, Rentech, Rentech Development or Royster.” The Stock Purchase Agreement was filed as an annex to a publicly filed document. Please revise as appropriate to remove the implication that the referenced agreement and the summary thereof does not constitute a public disclosure. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

Response:

On behalf of the Company, we hereby acknowledge that notwithstanding the inclusion of a general disclaimer, the Company is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make a statement included in the proxy statement not misleading. In response to the Staff’s comment, the Company has deleted the statement quoted in Comment 11 from the Amendment and has replaced it with the disclosure quoted in the response to Comment 10 above, which states, in part, that “This description of the representations and warranties has been included in this proxy statement to provide investors with information regarding the terms of the stock purchase agreement.”

12.	We note your statement that the representations and warranties “are subject to modification or qualification by other disclosures made in connection with the negotiation of their terms and conditions of the Stock Purchase Agreement.” Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the agreement, you have provided corrective disclosure.

Response:

In response to the Staff’s comment, the Company has deleted the statement quoted in Comment 12 from the Amendment and has replaced it with the disclosure quoted in the response to Comment 10 above, which states, in part, that “any specific facts that contradict the representations and warranties in the Stock Purchase Agreement in any material respect have been disclosed in this proxy statement.”

February 3, 2006

Additional Information, page 35

13.	We note that your Form 10-K contains additional disclosure regarding the acquisition of RCN that is not included in the preliminary proxy statement. You also make cross-references to the Form 10-K. Therefore, please include a statement that you are incorporating by reference your Form 10-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the section of the Amendment captioned, “Additional Information” to incorporate by reference the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005, which also accompanies the Amendment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

February 3, 2006

Response:

The Company concurrently herewith is providing a written statement acknowledging the matters referenced in the three bullet-points above, the form of which is attached hereto as Appendix A.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (213) 891-8045 to discuss any of our responses.

Very truly yours,

/s/ David A. Zaheer
David A. Zaheer, Esq.
of LATHAM & WATKINS LLP

cc:	Amanda Darby, Esq.

Anthony J. Richmond, Esq.

Thomas W. Dobson, Esq.

Colin M. Morris, Esq.

Appendix A

[RENTECH LETTERHEAD]

February 3, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance 100 F Street N.E.

Judiciary Plaza

Washington, D.C. 20549-7010

Attention: Brigitte Lippman

Re:	Rentech, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 4, 2006

File No. 0-19260

Ladies and Gentlemen:

Rentech, Inc. (the “Registrant”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Filing”), (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RENTECH, INC.

By:	/s/ Amanda M. Darby
Name:	Amanda M. Darby
Title:	General Counsel and Secretary